Press Release

RFMD and TriQuint Schedule Shareholder Meetings for SEPTEMBER 5, 2014

Companies Announce Effectiveness of Registration Statement on Form S-4

GREENSBORO, NC and HILLSBORO, OR, July 31, 2014 -- RF Micro Devices, Inc. (Nasdaq:RFMD) and TriQuint Semiconductor, Inc. (Nasdaq:TQNT) announced today that they have each scheduled special shareholder meetings for September 5, 2014, in relation to the previously announced business combination between RFMD and TriQuint. The meetings are being held to seek shareholder approval of the proposed merger of equals under a new holding company, currently named Rocky Holding, Inc., and other matters.

RFMD’s special meeting of shareholders will be held on September 5, 2014 at 9:00 a.m. local time, at the office of Womble Carlyle Sandridge & Rice, LLP, One West Fourth Street, Winston-Salem, North Carolina 27101. TriQuint’s special meeting of shareholders will be held on September 5, 2014 at 1:00 p.m. local time, at TriQuint’s headquarters, located at 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124. Each company’s shareholders of record as of the close of business on July 16, 2014 will be entitled to vote at their respective meetings.

The companies also announced that the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by Rocky Holding, Inc. on April 14, 2014, and as subsequently amended (the “Form S-4”), which includes a joint proxy statement/prospectus of RFMD and TriQuint, was declared effective by the SEC on July 30, 2014. On July 30, 2014, Rocky Holding, Inc. filed a revised joint proxy statement/prospectus pursuant to Rule 424(b) of the Securities Act of 1933, as amended, in order to make available the document that will be mailed to the shareholders of each of RFMD and TriQuint in connection with the respective special meetings. The joint proxy statement/prospectus is available on the SEC’s EDGAR system under the name “Rocky Holding, Inc.” and may be accessed at: http://www.sec.gov/cgi-bin/browse-edgar?company=Rocky+Holding&owner=exclude&action=getcompany.

RFMD and TriQuint will begin mailing the joint proxy statement/prospectus shortly to their respective shareholders to provide additional information and instructions for voting. The closing of the business combination remains subject to customary conditions set forth in the parties’ Agreement and Plan of Merger and Reorganization dated

February 22, 2014, as amended, including approval by shareholders of both RFMD and TriQuint and other regulatory approvals.

Investor Contacts:
Doug DeLieto
VP, Investor Relations
RFMD
+1-336-678-7088

Grant Brown
Director, Investor Relations
TriQuint Semiconductor, Inc.
+1-503-615-9413
grant.brown@triquint.com

Media Contacts:
Brent Dietz
Director, Corporate Communications
RFMD
brent.dietz@rfmd.com
+1-336-338-2711

Brandi Frye
Sr. Director, Marketing Comms
TriQuint Semiconductor, Inc.
+1-503-615-9488
brandi.frye@triquint.com

About TriQuint

Founded in 1985, TriQuint Semiconductor (NASDAQ: TQNT) is a leading RF solutions supplier and technology innovator for the world's top communications, defense and aerospace companies. People and organizations around the world need real-time, all-the-time connections; TriQuint products help reduce the cost and increase the performance of connected mobile devices and the networks that deliver critical voice, data and video communications. With the industry's broadest technology portfolio, recognized R&D leadership, and expertise in high-volume manufacturing, TriQuint creates standard and custom products using gallium arsenide (GaAs), gallium nitride (GaN), surface acoustic wave (SAW) and bulk acoustic wave (BAW) technologies. The company has ISO9001-certified manufacturing facilities in the U.S., production in Costa Rica, and design centers in North America and Germany. For more information, visit www.triquint.com.

About RFMD

RFMD (Nasdaq:RFMD) is a global leader in the design and manufacture of high-performance radio frequency solutions. RFMD's products enable worldwide mobility, provide enhanced connectivity, and support advanced functionality in the mobile device, wireless infrastructure, wireless local area network (WLAN or Wi-Fi), cable television (CATV)/broadband, Smart Energy/advanced metering infrastructure (AMI), and aerospace and defense markets. RFMD is recognized for its diverse portfolio of semiconductor technologies and RF systems expertise and is a preferred supplier to the world's leading mobile device, customer premises, and communications equipment providers. RFMD is an ISO 9001-, ISO 14001-, and ISO/TS 16949-certified manufacturer with worldwide engineering, design, sales and service facilities. For more information, please visit RFMD's web site at rfmd.com.

Forward-Looking Statements
This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s shareholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.
No Offer or Solicitation
This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”), which was declared effective on July 30, 2014 and which includes a registration statement and a prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The Registration/Joint Proxy Statement contains important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.
Participants in the Solicitation
RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Annual Report on Form 10-K for the fiscal year ended March 29, 2014, which was filed with the SEC on May 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from

RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.

RFMD
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